UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rand Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05349Y104

(CUSIP Number)

James T. Barrett, Esq.

Edwards Wildman Palmer LLP

111 Huntington Avenue, Boston, MA 02199

(617) 239-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05349Y104

1.	Names of Reporting Persons. RWWI Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 25,232,682
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,232,682
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,232,682
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.3%*
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated based on 54,491,296 shares of the Issuer’s common stock, $0.01 par value (the “Common Stock”), outstanding on September 22, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K filed on September 29, 2014.

SCHEDULE 13D

CUSIP No. 05349Y104

1.	Names of Reporting Persons. Ampersand 2006 Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 25,232,682
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,232,682
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,232,682
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.3%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated based on 54,491,296 shares of the Issuer’s common stock, $0.01 par value (the “Common Stock”), outstanding on September 22, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K filed on September 29, 2014. As of September 29, 2014, RWWI Holdings LLC (“Holdings LLC”) held 25,232,682 shares of Common Stock. Either directly or indirectly through one or more of the Funds (as defined below), each of Ampersand 2006 Limited Partnership (“Fund 1”), AMP-06 Management Company Limited Partnership (“Fund 2”) and AMP-06 MC LLC (“Fund 3” and, collectively with Fund 1 and Fund 2, the “Funds”) may be deemed to beneficially own the Common Stock held by Holdings LLC for purposes of Rule 13d-3 of the Securities Exchange Act of 1934. Fund 1 is the sole manager of Holdings LLC with the exclusive right and full authority to manage and operate Holdings LLC, including with respect to voting and disposition of the Common Stock held by Holdings LLC. Fund 2 is the General Partner of Fund 1, and Fund 3 is the General Partner of Fund 2. Each of the Funds disclaims beneficial ownership of the Common Stock except to the extent of its respective pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 05349Y104

1.	Names of Reporting Persons. AMP-06 Management Company Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 25,232,682
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,232,682
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,232,682
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.3%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated based on 54,491,296 shares of the Issuer’s common stock, $0.01 par value (the “Common Stock”), outstanding on September 22, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K filed on September 29, 2014. As of September 29, 2014, RWWI Holdings LLC (“Holdings LLC”) held 25,232,682 shares of Common Stock. Either directly or indirectly through one or more of the Funds (as defined below), each of Ampersand 2006 Limited Partnership (“Fund 1”), AMP-06 Management Company Limited Partnership (“Fund 2”) and AMP-06 MC LLC (“Fund 3” and, collectively with Fund 1 and Fund 2, the “Funds”) may be deemed to beneficially own the Common Stock held by Holdings LLC for purposes of Rule 13d-3 of the Securities Exchange Act of 1934. Fund 1 is the sole manager of Holdings LLC with the exclusive right and full authority to manage and operate Holdings LLC, including with respect to voting and disposition of the Common Stock held by Holdings LLC. Fund 2 is the General Partner of Fund 1, and Fund 3 is the General Partner of Fund 2. Each of the Funds disclaims beneficial ownership of the Common Stock except to the extent of its respective pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 05349Y104

1.	Names of Reporting Persons. AMP-06 MC LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 25,232,682
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,232,682
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,232,682
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.3%*
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated based on 54,491,296 shares of the Issuer’s common stock, $0.01 par value (the “Common Stock”), outstanding on September 22, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K filed on September 29, 2014. As of September 29, 2014, RWWI Holdings LLC (“Holdings LLC”) held 25,232,682 shares of Common Stock. Either directly or indirectly through one or more of the Funds (as defined below), each of Ampersand 2006 Limited Partnership (“Fund 1”), AMP-06 Management Company Limited Partnership (“Fund 2”) and AMP-06 MC LLC (“Fund 3” and, collectively with Fund 1 and Fund 2, the “Funds”) may be deemed to beneficially own the Common Stock held by Holdings LLC for purposes of Rule 13d-3 of the Securities Exchange Act of 1934. Fund 1 is the sole manager of Holdings LLC with the exclusive right and full authority to manage and operate Holdings LLC, including with respect to voting and disposition of the Common Stock held by Holdings LLC. Fund 2 is the General Partner of Fund 1, and Fund 3 is the General Partner of Fund 2. Each of the Funds disclaims beneficial ownership of the Common Stock except to the extent of its respective pecuniary interest therein.

Explanatory Statement

This Amendment No. 1 to Schedule 13D (“Amendment”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Rand Worldwide, Inc. (the “Issuer”). This Amendment is being filed jointly by RWWI Holdings LLC (“Holdings LLC”), Ampersand 2006 Limited Partnership (“Fund 1”), AMP-06 Management Company Limited Partnership (“Fund 2”) and AMP-06 MC LLC (“Fund 3”, and together with Fund 1 and Fund 2, the “Funds”, and collectively with Holdings LLC, the “Reporting Persons”) to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on August 24, 2010. Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction

On September 26, 2014, Holdings LLC entered into a stock purchase agreement (the “Purchase Agreement”) with 3K Limited Partnership (“3K”), pursuant to which 3K purchased 9,000,000 shares of the Issuer’s Common Stock from Holdings LLC for an aggregate purchase price of $10,800,000. The Purchase Agreement includes a put right, exercisable by 3K under certain circumstances, pursuant to which 3K will have the right to require Holdings LLC to repurchase all 9,000,000 of the shares at the aggregate purchase price of $10,800,000 if (i) the Issuer fails to commence a tender offer for at least a majority of its outstanding Common Stock at a price of $1.20 per share (the “Tender Price”) by October 10, 2014, or (ii) having commenced such tender offer, the Issuer withdraws or terminates the tender offer without having purchased the tendered shares at the Tender Price (other than any shares not purchased pursuant to any proration procedures in the tender offer), or (iii) the Issuer has not completed the tender offer by November 15, 2014, such that following the tender offer 3K owns a majority of the Issuer’s shares then outstanding. Holdings LLC has agreed in the Purchase Agreement to tender all 25,232,682 of its remaining shares of the Issuer’s Common Stock in the tender offer contemplated by the Issuer and described below. Holdings LLC has further agreed in the Purchase Agreement not to exercise its board designation rights under the Stockholders’ Agreement without the written consent of 3K for so long as the Stockholders’ Agreement remains in effect.

On September 29, 2014, the Issuer announced that it intends to commence a tender offer to repurchase, for cash, up to 27,530,816 shares of its Common Stock at a purchase price of $1.20 per share. The tender offer will be subject to “odd lot” priority and proration procedures to be described in the Issuer’s Offer to Purchase. In accordance with the terms of the Purchase Agreement described above, Holdings LLC intends to tender all of its shares of Common Stock held after giving effect to the Purchase Agreement, or 25,232,682 shares, in the tender offer (subject to the proration procedures for the tender offer). After giving effect to its intended tender of shares in the tender offer (assuming no proration of such tender), Holdings LLC will hold no shares of the Issuer’s Common Stock.

In a Current Report on Form 8-K filed September 29, 2014, the Issuer has disclosed that upon the Issuer’s acceptance of and payment for the shares tendered in the tender offer (i) the two members of its board of directors who are currently serving as designees of Holdings LLC – Dr. Richard A. Charpie and Charles D. Yie – are expected to resign from the Board, as is Manu Parpia, an independent director, and that (ii) the Issuer and Marc L. Dulude, its Chairman and Chief Executive Officer, have reached an understanding that Mr. Dulude will step down from each of his positions at the Issuer, including from the Board. The Issuer disclosed its expectation that Lawrence Rychlak, currently President and Chief Financial Officer and a director of the Issuer, will be appointed to serve as Chief Executive Officer, pending arrangement of final terms. No definitive timetable for these changes has been finalized.

Except as set forth herein, the Reporting Persons have not formulated any plans or proposals that relate to, or would otherwise result in, any matter required to be disclosed pursuant to paragraph (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Other than pursuant to the transactions described in Item 4 and Item 6, which are incorporated herein by reference, the Reporting Persons have not engaged in any transactions in any shares of Common Stock during the past 60 days.

(d)	None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Purchase Agreement. The description of the Purchase Agreement in Item 4 is hereby incorporated by reference into this Item 6. The description of the Purchase Agreement is qualified in its entirety by reference to the instrument filed as an exhibit to this filing, which is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

The following agreements are included as exhibits to this filing:

Exhibit 1	Joint Filing Agreement. Filed herewith.

Exhibit 2	Stock Purchase Agreement, dated as of September 26, 2014, by and between RWWI Holdings LLC and 3K Limited Partnership. Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 29, 2014	RWWI HOLDINGS LLC
	By:	Ampersand 2006 Limited Partnership, its Manager
	By:	AMP-06 Management Company Limited Partnership, its General Partner
	By:	AMP-06 MC LLC, its General Partner

	By:	/s/ Herbert H. Hooper
Herbert H. Hooper
Principal Managing Member

Date: September 29, 2014	AMPERSAND 2006 LIMITED PARTNERSHIP
	By:	AMP-06 Management Company Limited Partnership, its General Partner
	By:	AMP-06 MC LLC, its General Partner

	By:	/s/ Herbert H. Hooper
Herbert H. Hooper
Principal Managing Member

Date: September 29, 2014	AMP-06 MANAGEMENT COMPANY LIMITED PARTNERSHIP
	By:	AMP-06 MC LLC, its General Partner

	By:	/s/ Herbert H. Hooper
Herbert H. Hooper
Principal Managing Member

Date: September 29, 2014	AMP-06 MC LLC

	By:	/s/ Herbert H. Hooper
Herbert H. Hooper
Principal Managing Member

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement. Filed herewith.

Exhibit 2	Stock Purchase Agreement, dated as of September 26, 2014, by and between RWWI Holdings LLC and 3K Limited Partnership. Filed herewith.